Exhibit 99.2

Letter to Shareholders

OVERVIEW

During the last three months, we have continued to execute our business plans resulting in strong third quarter cash flows of $355 million, and approximately $1.2 billion to date this year. Furthermore, we increased our overall free liquidity to more than $3.5 billion, substantially higher than it has been for more than two years. This was accomplished despite the difficult market environment over the past few months which, in our view, validates our strategy of owning high quality assets and conservatively financing them on a long-term basis. Over the year, we have received outstanding support from our global banking relationships and institutional clients, for which we are grateful. In the fullness of time, our ability to execute and the strength of our relationships should further our goal of being one of the leading global asset managers.

Given recent media coverage, all of you know the negative news story all too well. If you are looking for the long-term positive story, we refer you to Mr. Warren Buffett’s letter published October 16, 2008 in the New York Times. Rather than adding our views on the “world at large” to those published by many other more qualified people, this letter will focus on what we believe to be topical items with respect to Brookfield. We are fortunate that our businesses are, with only a few exceptions, performing well, our operating cash flows are robust, and our capitalization and liquidity situation is strong. It is in this regard that we provide a little background regarding our company.

First and foremost, we have ±$20 billion of permanent capital. In today’s environment where many companies are without access to financing, this is a tremendous advantage. This capital does not come due, it has no margin calls, and whether it trades for less in the market due to external factors has very little effect on it.

Second, excluding institutional client funds, we currently have over $3.5 billion of cash, financial equivalents and undrawn committed lines of credit to help ensure that we are able to withstand even extreme events should something occur, and if not, hopefully use this capital to pursue some great opportunities. For the past 18 months we have been able to generate more cash than we have invested or utilized in our operations to pay down liabilities that came due, or were pre-financed. As a result, our capital availability today is greater than it was two years ago when the credit turbulence started to unfold.

Third, we generate ±$1.5 billion of free cash flow annually. This can be used largely in whatever fashion we choose. In addition, we traditionally turn over 10% of our invested capital annually, leading to a further ±$2 billion to deploy. During the last four months, we generated close to $1.5 billion of net cash in addition to our regular cash flows, and while this was exceptional, it shows the flexibility within our operations to generate cash should we require it, or desire it.

Fourth, we have only $2.3 billion of debt at the parent company and, with few exceptions, do not guarantee our subsidiaries’ debts. Our parent company debt-to-market capitalization is therefore only ±14%. As you also know, most of the debt within our businesses is recourse only to specific properties. If you proportionately consolidate all of our interests in assets, the debt to capitalization is ±43%, well within investment grade. We would point out that sometimes these facts are not easily visible in our financial statements because of the requirement to consolidate debt within partially owned funds that is, in reality, attributable to our institutional partners. Please have a look at our supplemental disclosures should you wish to review this further.

Fifth, with respect to opportunities, we think there will be many, and some great transactions are starting to surface in sectors where we have expertise. To date, we have chosen to be patient on the belief that better situations are still coming. In this regard, we believe we have a number of advantages to allow us to be in a position to pursue some of these. These advantages are as follows:

•	Balance Sheet – We have a large balance sheet and investment grade ratings. This is a unique attribute today which many do not share.

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Asset Quality – We have high quality assets and a business model which is built for difficult environments. This has become increasingly evident in this environment and enables us to focus on forward-looking opportunities, instead of past issues which many others are dealing with.

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Operating Platform - We have operating teams managing each of the asset classes we own. This strategy gives us the added benefit of being able to drive operating efficiencies from our assets and build long-term intrinsic value for ourselves and our partners, in virtually all market environments.

•
Cash – As one of the few with readily deployable liquidity, we are ideally positioned to be a serious participant in any transaction. We believe most transactions will require less cash and will include more assumption of existing financing. The key will be a solid sponsor for a recapitalization plan. We are well positioned to take advantage of this new environment and we plan to strengthen this position further.

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Reputation – We believe we have established a reputation of being fair, and dealing with institutions and counterparties in a straightforward manner. Institutions increasingly need partners to assist them with some of their issues and we believe we are ideally positioned to help.

Sixth, we have access to substantial resources through our institutional relationships both in the form of commitments to current funds, and in their ongoing interest in funds we are raising as well as co-investment opportunities. Relatively few people have this access on a global basis and as we continue to build these relationships, and demonstrate how our approach to investments, operations and financings, has weathered the recent turmoil, these relationships should only get better. In the current year, to date, we have closed $2.1 billion of capital commitments to our core, value add and opportunity funds.

We are fortunate that our businesses are performing well, with a few small exceptions. Our power generating business reported record results for the first nine months due to above average water flows and continued margin expansion from higher realized energy prices. Our strategy of owning high quality office properties and leasing them to quality tenants for long periods of time provides stability in our cash flows even in what is expected to be more difficult leasing markets. Within our infrastructure operations, the transmission businesses, which are largely regulated, provide stable cash flows, and notwithstanding short-term margin reductions in our timberland business, long-term values continue to be very strong as observed in secondary transactions. In addition to the foregoing, our third quarter results reflected a gain on the sale of an interest in one of our office properties, and profits on financial hedges which more than offset any negative events resulting from the financial volatility in the marketplace.

CAPITAL RAISING INITIATIVES AND DEBT MATURITIES

In furtherance of our strategy of recycling capital and pruning non-core assets, we completed a number of initiatives that have generated, or will shortly generate, net cash proceeds of approximately $1.2 billion after repayment of associated debt. The most notable of these items are as follows:

millions	Gross	Net
Sale of timber in the U.S. Northwest	$ 1,200	$ 590
Sale of 50% of Canada Trust Tower office property	425	190
Sale of Brazilian transmission lines	275	275
Sale of Hermitage and Imagine Insurance London	310	150
	$ 2,210	$ 1,205

•
In October 2008, we sold part of our 766,000 acres of freehold lands owned in the U.S. Northwest to an investment partnership that is managed by us and where we retain an approximate 40% direct and indirect interest. Total proceeds were $1.2 billion generating net cash to us of approximately $600 million, and a modest gain, which will be recorded in the fourth quarter. As a result of private placement rules, we are not at liberty to describe the nature of the partnership at this time, but will do so for you when we are able to.

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We sold our 50% interest in our Canada Trust Tower office property in Toronto for C$425 million. The sale generated net cash proceeds to Brookfield Properties of approximately $200 million, after repaying our mortgage.

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We sold our transmission lines in Brazil for $275 million net cash proceeds to our infrastructure group. The transaction is expected to close in early 2009, generating an approximate 30% return on invested capital.

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We reached agreement to sell two non-core insurance operations for gross proceeds of approximately $310 million, which will net us approximately $150 million of cash. This continues our exit from these operations which should over the next year generate a further +$400 million of cash.

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Finally, we completed approximately $1.0 billion of refinancings of debt in the recent quarter, largely mortgages on properties. This included a $150 million corporate debt issue with a 4.5-year term and a coupon of 6.5%, a financing in our power operations for $225 million, and $425 million of property refinancings. We are also in the final stages of extending the financing of our Australian operations. We intend to repay US$350 million of the debt, combine the European operations we acquired with our existing UK business and refinance the combined business over the next year. The remaining loan of US$800 million will be extended into 2010. This loan now represents a loan to value of less than 50%, and in the future will be replaced primarily with specific mortgages on properties.

As noted earlier, we have over $3.5 billion of cash, financial equivalents and undrawn committed lines of credit within Brookfield. This has increased significantly since our last report to you, despite the difficult market conditions. This includes approximately $2.5 billion at the corporate level (an increase of nearly  $1 billion) and approximately $1.0 billion in our principal operating subsidiaries. Our debt maturities at the corporate level are very modest over the next number of years and our lines of credit are renewed annually, and extend into 2012 in the worst-case scenario. Our subsidiaries’ debt is spread out between many of our subsidiaries and much of it is highly financeable, even in difficult markets. In any event, we have the financial resources today to repay all of the corporate and subsidiary debt maturing prior to 2011 even in the most draconian scenario where we roll over none of the debt maturities. Further details of our debt profile can be found within our supplemental information package.

We have mortgages on many of our properties which, on average, represent approximately 50% loan to value. These mortgages have recourse only to our power plants, office properties, transmission lines and timber stands. We believe, based on our experience of renewing mortgages, even over the past three months, that we should require very little further equity investment to roll these mortgages over and in most likelihood the majority of the rollovers will generate further net proceeds to us.

CURRENT INVESTMENT STRATEGY

Since June 30th, we have focused our investment capital internally, investing in what we know best. This has included repurchasing 7.5 million of our shares at prices from US$16 to US$22, with an average purchase price of US$20. We believe this to be a substantial discount to long-term intrinsic value, and we inherently have greater knowledge of this security than anything else we can purchase. In addition, our North American office property company Brookfield Properties, repurchased 1.5 million of its shares. Furthermore we have been buying up shares in, and pieces of our other assets and investments, and selectively providing capital to our subsidiaries to repay debt to help ensure we can be in a position in each to withstand extreme events and capitalize on opportunities.

Looking to the future, we will continue to balance our deployment of capital between keeping it available for potential external opportunities and buying back our own assets in the stock market through share repurchases for an immediate low risk creation of value to the company. In this regard, external opportunities will today need to substantially exceed the returns on repurchasing our own securities to meet our investment requirements, as the inherent risk is obviously higher. Inevitably, we will probably end up deploying capital in some of both.

OFFICE PROPERTY OPERATIONS

Given recent headlines on commercial real estate we thought it appropriate to review with you our strategy, which has been designed to deal with markets like the ones we are currently in. In fact, we have lived through far worse real estate markets with this same strategy and we believe our strategy will continue to endure in the market over the next few years. For example, we lived through the challenging issues in New York after September 11, 2001 with this strategy. It is worth remembering that markets could not have been more negative for our assets at that point in time, and we came out of that period in outstanding shape.

Our operations today encompass approximately 125 million square feet of space, with a value invested by us and partners of over $25 billion. This capital is invested largely in 16 cities on four continents in markets dominated by financial services, government, energy and services tenants. In terms of net equity invested for you, this business ranks behind our power generation business because we share the ownership of our various properties with many partners, but nonetheless, we have a significant amount of your capital invested in these high quality office properties.

Our strategy has not changed dramatically over the past 20 years. Quite simply, from an investment perspective we look to invest capital in very high quality office properties in downtown markets which are supply constrained and which have the prospect of continued white collar employment growth, which drives utilization of office space. We try to secure long-term leases with companies of high credit quality in order to secure long-term income streams for the properties. This allows us to finance these properties on a non-recourse basis with long-term fixed-rate investment grade mortgages. This enables us to lower our overall cost of capital on a conservative basis, and as a result increases equity returns.

Our strategy includes five principal elements:

1)
High quality properties – We try to invest in the highest quality properties in a market. Quality encompasses many things, but usually includes a property’s location, age, physical attributes, heating and ventilation systems, lighting and floor plate size. In general, we are willing to pay more for quality properties because we believe they withstand market cycles better and create more value in the long-term.

2)
Supply constrained markets – We like to invest in markets where by virtue of some geographic constraint, office property sites are not readily available in the immediate area. As a result, for new construction to enter the market, a developer must assemble land at a much greater cost and because of this, the cost of competing assets increases on a relative basis. For example, Manhattan is an island, Sydney is surrounded by water and downtown markets in general are serviced by transportation arteries and highways which are important to the commute times for office workers, making them unique compared to suburban office space which is easily replicated.

3)
Quality credit tenants – One of the reasons we focus on high quality office properties is because they attract high quality tenants with strong credit profiles. By leasing to high quality entities, we create very durable income streams which, unless exceptional events occur, do not face the same difficult issues of bankruptcy which many other types of real estate suffer. (Thankfully any issues we have encountered over the past few exceptional months have been relatively modest.)

4)
Term leases – The type of tenant we attract generally invests very large sums of capital into their space; predominantly at their own expense, to improve their premises. This is particularly so in the case of financial service firms who build trading floors and often invest more than $250 per square foot of improvements into the space. (To put this number in context, their tenant fit-out investment is often close to the cost to build a suburban office property.)  As a result of this, companies desire long-term leases to amortize these costs. Our average lease depends on the market but extends to 30 years, is rarely less than five years, and most often is between 10 and 20 years. Furthermore, longer leases will often contain contractual rent increases, market resets with a floor, or inflation-based escalators.

5)
Non-recourse long-term financing – As a result of all the characteristics above, mortgage lenders generally find these assets to be highly attractive assets to lend against. This enables us to secure investment grade, fixed rate, term financing for approximately 60% to 70% of the property value when the mortgage is initially negotiated and tend to represent much less over time due to amortizations and value appreciation. We generally seek to match finance our assets, which for a specific property can be up to 30 years, or shorter if we believe value of a property for financing purposes will increase in the short term due to leasing initiatives or other reasons.

As a result of the above characteristics, we generally invest equity of 30% to 40% of the value of a property into a newly acquired property. Given inflation factors, and value initiatives implemented in the property, we can generally turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams.

We also selectively develop office properties on a risk-averse basis in order to earn additional returns from our operating franchise, to ensure we can accommodate the needs of our tenants, and to keep ourselves knowledgeable about costs and returns for new office space which we compete against. In this regard, we currently own substantial development rights and have a number of substantially leased office developments under construction or in planning for construction. These developments are largely 50% to 75% leased upon launching, and each is selectively converted into office space on a risk-averse basis when opportunities exist.

SUMMARY

As always, thank you for your support. We are optimistic that investment returns over the next 24 months will exceed long-term averages. We are in a strong position to deal with the market uncertainty and hope to be able to seize new opportunities which could add substantial value to the company as conditions improve.

Please do not hesitate to contact any of us should you have suggestions, questions, comments or investment ideas.

J. Bruce Flatt
Senior Managing Partner
November 7, 2008

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “deliver,” “become,” “sustain,” “pursue,” “generate,” “think,” “plan,” “deploying,” “raising,” “build,” “expected,” “extending,” “capitalize,” “begin,” “estimated,” “represent,” “seek,” “intend,” “create,” “will,” “can,” “likely,” “generally,” “typically,” “largely,” “tend,” “often,” “probably,”  “execute,” “continue,” “should,” “believe,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this press release include statements in regards to our ability to further our goal of being a leading global asset manager, drive operating efficiencies from our assets and build long-term intrinsic value, repay or refinance our debt, finance our assets on a long-term basis, focus on forward-looking opportunities, help institutions and counterparties with their issues, lease our office properties to quality tenants for long periods, successfully pursue opportunities, withstand extreme events, deal with unknowns, execute our business strategy, continue to meet our long-term cash flow growth objectives, the ability of our assets to generate increasing cash flows over an extended period of time and their value appreciation potential, future gains, proceeds and investment returns, our plans to strengthen our position as a solid sponsor of recapitalization plans and our access to resources through our institutional relationships. Although Brookfield Asset Management believes that the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.